SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2005.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 1-368-2
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UNOCAL SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 11, 2006	/s/ Patricia Lovett Tai
Chevron Corporation, Plan Administrator
By: Patricia Lovett Tai, Assistant Secretary Chevron Corporation

EXHIBIT INDEX

Exhibit
No.	Description
1	Consent of Independent Registered Public Accounting Firm, dated July 11, 2006.

2	Financial Statements of the Unocal Savings Plan for the fiscal year ended December 31, 2005, prepared in accordance with the financial reporting requirements of ERISA.